Jane Street Capital, LLC

Consolidated Statement of Financial Condition

December 31, 2019

Assets

Cash	$	4,535,596
Securities and other financial instruments owned, at fair value:		
Equities		11,389,079,500
Options		187,413,464
Corporate bonds		3,126,378,134
Municipal bonds		19,027,377
U.S. government bonds		675,750,217
Foreign sovereign bonds		86,695,230
Mortgage backed securities		30,016
Total		15,484,373,938
Due from brokers, clearing organizations, and other		574,145,824
Due from affiliates		13,735,078
Fixed assets, net of accumulated depreciation and amortization		7,436,171
Other assets		6,000,208
Total assets	$	16,090,226,815

Liabilities and member's equity

Liabilities:		
Securities and other financial instruments sold, not yet purchased, at fair value:		
Equities	$	8,314,935,445
Options		382,423,481
Corporate bonds		2,600,075,491
Municipal bonds		151,916
U.S. government bonds		1,510,564,726
Foreign sovereign bonds		110,957,063
Total		12,919,108,122
Due to brokers, clearing organizations, and other		602,756,483
Due to Parent		747,480,655
Due to affiliate		4,065,836
Accrued expenses and other liabilities		14,168,724
Total liabilities		14,287,579,820
Subordinated borrowing		100,000,000
Member's equity		1,702,646,995
Total liabilities and member's equity	$	16,090,226,815

See accompanying notes.